UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Burnette, Robert Bradford
   P.O. Box 3460


   Valdosta, GA 31604-3460
2. Issuer Name and Ticker or Trading Symbol
   PAB Bankshares, Inc. (PAB)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chairman of the Board (1)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     165,280.0000   D  Direct
Common Stock                                                                                     4,551.0000     I  IRA
Common Stock                                  04/15/02    R        21.3010       A  $9.91360     1,941.0296     I  by Granddaughter
                                                                                                                   (2)
Common Stock                                  04/15/02    R        21.3010       A  $9.91360     1,941.0296     I  by Grandson (2)
Common Stock                                                                                     5,762.0000     I  by Spouse
Common Stock                                  04/15/02    R        21.3010       A  $9.91360     1,941.0296     I  by granddaughter
                                                                                                                   2 (2)

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $6.25000                                                                                02/26/06
to buy)
Incentive Stock Option (right  $9.37500                                                                                01/01/11
to buy)
Incentive Stock Option (right  $10.06000                                                                               01/25/07
to buy)
Incentive Stock Option (right  $12.06000                                                                               01/01/08
to buy)
Incentive Stock Option (right  $13.31300                                                                               01/01/10
to buy)
Incentive Stock Option (right  $17.81300                                                                               02/08/09
to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right            Common Stock                   40,000.0000               40,000.0000   D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   6,000.0000                6,000.0000    D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   30,000.0000               30,000.0000   D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   2,000.0000                2,000.0000    D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   6,000.0000                6,000.0000    D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   3,000.0000                3,000.0000    D   Direct
to buy)

Explanation of Responses:

(1)
Chairman of the Board
(2)
The reporting person disclaims beneficial ownership of all securities held by grandchild, and the report should not be deemed as an admission that the reporting person is the beneficial owner of such securities for purpose of Section 16 or any other purpose.

SIGNATURE OF REPORTING PERSON
/S/ Burnette, Robert Bradford
DATE 01/28/03